FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is an investor presentation dated August 1, 2023 of Diana Shipping Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: August 1, 2023	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

DIANA SHIPPING INC.®

We create to share



Financial Results for the
2nd Quarter of 2023

August 1, 2023

Our Executives

Semiramis Paliou



Director &
Chief Executive Officer

Anastasios Margaronis



Director & President

Ioannis Zafirakis



Director,
Chief Financial Officer,
Chief Strategy Officer,
Secretary & Treasurer

Eleftherios Papatrifon



Director

Maria Dede



Chief Accounting Officer

Our Company's confidence stems from
our established track record

Financial Results for the 2nd Quarter of 2023

DIANA SHIPPING INC.

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.



The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.



The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.


LOS ANGELES

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the continuing impacts of the COVID-19 pandemic; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.



Diana's key points

42 vessels
in the water*



99.6%
AVERAGE FLEET UTILIZATION**



Ultramax
12%
Kamsarmax
10%
Post-Panamax
10%
Newcastlemax
18%
Panamax
12%
Capesize
38%
4.7 MIL DWT
CARRYING
CAPACITY*



Other
7.1%
Grains
9.8%
Coal
36.9%
Iron Ore
46.3%
22.4 MIL MT
CARGO CARRIED
2022



1,024***
people across sea & ashore

- 35 vessels managed by Diana Shipping Services S.A.
- 7 vessels managed by Diana Wilhelmsen Management Limited

DIANA SHIPPING INC.

*As of July 27, 2023. m/v Florida, m/v New Orleans, m/v Santa Barbara & m/v DSI Andromeda bareboat chartered-in and a partial ownership interest through a joint venture arrangement in m/v DSI Drammen.
**For the six months ended June 30, 2023.
**As of June 30, 2023.

Highlights of the 2nd Quarter 2023 and recent developments

- In April 2023, signed and drew down from Danish Ship Finance A/S a US$100m term loan facility to refinance existing loan facilities, secured by 9 vessels

- In April 2023, entered into an investment agreement for the partial interest through a joint venture arrangement for m/v DSI Drammen and successfully secured its financing through Nordea Bank

- In May 2023, declared a dividend in the amount of US$0.15 per common share, in the aggregate amount of approximately US$16m, which was paid in shares of the Company's common stock or, upon the election of common shareholders, in cash

- In June 2023, signed and drew down from Nordea bank a US$22.5m term loan facility to refinance existing loan facilities, secured by 4 vessels

- In June 2023, signed and drew down from DNB Bank ASA a US$100m term loan facility to refinance existing loan facilities, secured by 10 vessels

Highlights of the 2nd Quarter 2023 and recent developments

- In June 2023, repurchased US$5.9m worth of our 8.375% Senior Unsecured Bonds (OSLO: DIASH02)
- In July 2023, signed an amended and restated term loan facility with the Export-Import Bank of China for the replacement of LIBOR to term SOFR
- In August 2023, declared a dividend in the amount of US$0.15 per common share, in the aggregate amount of approximately US$16.1m, which will be paid in shares of the Company's common stock or, upon the election of common shareholders, in cash
- As of July 27, 2023, we have secured US$87.5m contracted revenues for 80% of the remaining ownership days of the year 2023 and have secured US$77.7m contracted revenues for 31% of the ownership days of the year 2024

Financial Highlights for the 2nd Quarter 2023*

	Three months ended June 30, 2023	2022
TC Revenues	$67.4m	$74.5m
Earnings per common share, diluted	$0.09	$0.42

	June 30, 2023	December 31, 2022
Cash, Cash Equivalents, time deposits and Restricted cash	$197.6m	$143.9m
Long-term debt and finance liabilities, net of deferred financing costs	$671.9m	$663.4m

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

Recent Chartering Activity

- We secured charter on **1 Ultramax vessel*** at a daily rate of **$13,800** for a period of **414** days** and a remaining period of **380** days**
- We secured charter on **1 Kamsarmax vessel*** at a daily rate of **$12,650** for a period of **475** days** and a remaining period of **463** days**
- We secured charter on **1 Capesize vessel*** at a daily rate of **$16,000** for a period of **478** days** and a remaining period of **432** days**

VESSEL	TYPE	BUILT	RATE
Myrto	Kamsarmax	2013	$12,650
New York	Capesize	2010	$16,000
DSI Altair	Ultramax	2016	$13,800


Q1/22 Q2/22 Q3/22 Q4/22 Q1/23 Q2/23 Q3/23 Q4/23 Q1/24 Q2/24 Q3/24 Q4/24 Q1/25 Q2/25

Previous Charter Period   Fixed Period **

*From May 21, 2023 until July 27, 2023

**Earliest redelivery date

Source: Company's filings with the U.S. Securities and Exchange Commission

DIANA SHIPPING INC.

Summary of Selected Financial & Other Data*

	Three months ended June 30,	
	2023	2022
Statement of Income Data	**$ Millions**	**$ Millions**
Time charter revenues	67.4	74.5
Voyage expenses	3.6	(1.1)
Vessel operating expenses	22.6	18.4
Net income	10.4	35.6
Net income attributable to common stockholders	8.9	34.2
Fleet data		
Average number of vessels	41.0	35.0
Number of vessels	41.0	35.0
Weighted average age of vessels	10.2	10.4
Ownership days	3,731	3,185
Available days	3,687	3,068
Operating days	3,678	3,059
Fleet utilization	99.8%	99.7%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	17,311	24,633
Daily vessel operating expenses***	6,057	5,775

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Summary of Selected Financial & Other Data*

	Six months ended June 30, 2023	2022
Statement of Income Data	**$ Millions**	**$ Millions**
Time charter revenues	140.0	140.5
Voyage expenses	7.4	0.7
Vessel operating expenses	42.8	34.8
Net income	33.1	61.6
Net income attributable to common stockholders	30.2	58.8
Fleet data		
Average number of vessels	41.3	34.3
Number of vessels	41.0	35.0
Weighted average age of vessels	10.2	10.4
Ownership days	7,468	6,202
Available days	7,407	5,974
Operating days	7,377	5,919
Fleet utilization	99.6%	99.1%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	17,910	23,400
Daily vessel operating expenses***	5,726	5,615

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

DIANA SHIPPING INC.

Income Statement*

	Six months ended June 30, 2023 $ Millions	2022 $ Millions
Time charter revenues	140.0	140.5
Expenses		
Voyage expenses	7.4	0.7
Vessel operating expenses	42.8	34.8
Depreciation and amortization of deferred charges	26.7	20.5
General and administrative expenses	15.7	14.9
Management fees to related party	0.6	0.2
Gain on Sale of Vessels	(5.0)	-
Insurance recoveries	-	(1.8)
Other operating income	(0.2)	(0.3)
Operating income, Total	52.1	71.5
Other Income / (Expenses)		
Interest expense and finance costs	(23.8)	(11.2)
Interest and other income	3.7	0.6
Loss on extinguishment of debt	(0.7)	-
Gain on deconsolidation of subsidiary	0.8	-
Gain on dividend distribution	0.8	-
Gain from equity method investments	0.2	0.8
Total other (expenses), net	(19.0)	(9.8)
Net income	**33.1**	**61.6**
Dividends on series B preferred shares	(2.9)	(2.9)
Net income attributable to common stockholders	**30.2**	**58.8**
Earnings per common share, basic	**0.31**	**0.76**
Earnings per common share, diluted	**0.30**	**0.73**

DIANA SHIPPING INC.

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

Income Statement*

	Three months ended June 30, 2023	2022
	$ Millions	$ Millions
Time charter revenues	67.4	74.5
Expenses		
Voyage expenses	3.6	(1.1)
Vessel operating expenses	22.6	18.4
Depreciation and amortization of deferred charges	13.4	10.7
General and administrative expenses	8.0	7.9
Management fees to related party	0.3	0.1
Insurance recoveries	-	(1.5)
Other operating income	-	(0.4)
Operating income, Total	19.5	40.4
Other Income / (Expenses)		
Interest expense and finance costs	(12.2)	(6.0)
Interest and other income	2.0	0.4
Loss on extinguishment of debt	(0.7)	-
Gain on deconsolidation of subsidiary	0.8	-
Gain on dividend distribution	0.8	-
Gain from equity method investments	0.2	0.8
Total other (expenses), net	(9.1)	(4.8)
Net income	**10.4**	**35.6**
Dividends on series B preferred shares	(1.4)	(1.4)
Net income attributable to common stockholders	**8.9**	**34.2**
Earnings per common share, basic	**0.09**	**0.44**
Earnings per common share, diluted	**0.09**	**0.42**

DIANA SHIPPING INC.

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

Balance Sheet*

- As of June 30, 2023 $671.9 million Total Debt
- $197.6 million of Cash
- Net Debt of $483.1 million

	June 30, 2023	December 31, 2022
Assets	**$ Millions**	**$ Millions**
Cash, cash equivalents, restricted cash and time deposits	197.6**	143.9
Other current assets	17.7	17.6
Fixed assets	958.6	996.7
Investments in related parties	13.0	8.3
Other non-current assets	16.9	16.4
Total Assets	**1,203.9**	**1,182.9**
Liabilities and Stockholders' Equity		
Long-term debt and finance liabilities, net of deferred financing costs***	671.9	663.4
Other liabilities	44.6	32.1
Total stockholders' equity	487.4	487.3
Total Liabilities and Stockholders' Equity	**1,203.9**	**1,182.9**

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences
**Includes $74.5 million of restricted cash and time deposits.
***Net of deferred financing costs of $8.8 million.

Current Debt Amortization Profile



CREDIT FACILITIES MATURITIES
CREDIT FACILITIES AMORTIZATION
SLB PURCHASE OBLIGATION
SLB AMORTIZATION
SENIOR UNSECURED BOND MATURITY
US$ million
2023 H2: $25.9, $4.6, $31
2024: $51.8, $9.4, $61
2025: $51.8, $9.8, $62
2026: $119.1, $51.8, $10.2, $181
2027: $104.6, $48.1, $10.7, $163
2028: $37.3, $24.8, $11.2, $73
2029: $3.8 *, $15.4, $11.6, $31
2030: $26.0, $3.8, $10.2, $40
2031: $3.8, $6.7, $11
2032: $24.4, $1.0, $2.8, $28

* Subject to mutually agreed margin reset at the 4th year of the $100 million facility with DNB Bank.

DIANA SHIPPING INC.

Source: Company

Current Debt Balance Profile


PROJECTED SENIOR UNSECURED BOND BALANCE
PROJECTED SLB UNAMORTIZED BALANCE
PROJECTED LOAN BALANCES OUTSTANDING
US$ million
700
600
500
400
300
200
100
0
$119
$133
$398
$119
$123
$346
$119
$114
$294
$103
$243
$93
$90 *
$82
$28 *
$70
$9 *
$34
$5
$27
$1
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032

* Subject to mutually agreed margin reset at the 4th year of the $100 million facility with DNB Bank.

DIANA SHIPPING INC.

Source: Company

Modest All-in Breakeven Costs



3%
17%
25%
2%
10%
6%
37%
Interest expense, net of interest and dividend income $2,691*
Dry-dock provision $380**
G&A $1,542***
Voyage expenses $986**
Opex $5,726**
Debt Amortization $3,891**
Preferred Dividend $386**

Per Day Per Vessel

Free Cash Flow Breakeven **=$15,602**

As of July 27, 2023	2023	2024
Average Daily Time Charter Rate of Fixed Revenues****	$16,814	$16,708
% of Total Fixed Days	80%	31%

DIANA SHIPPING INC.

*Includes finance liabilities interest expense
**As of June 30, 2023.
***As of June 30, 2023, adjusted for non-cash items. Includes management fees to Diana Wilhelmsen Management Limited.
****Assumes earliest redelivery dates of all vessels on charter.
Source: Company

Non-speculative & disciplined employment **strategy**

*Bareboat charter-in.

**As of July 27, 2023.

Source: Company

VESSEL	TYPE	BUILT	RATE	CHARTERER
Florida*	Capesize	2022	$25,900	Bunge S.A.
Medusa	Kamsarmax	2010	$14,250	ASL Bulk Shipping Limited
San Francisco	Newcastlemax	2017	$22,000	SwissMarine
Myrto	Kamsarmax	2013	$12,650	Cobelfret
Santa Barbara*	Capesize	2015	$21,250	Smart Gain Shipping Co., Limite
New York	Capesize	2010	$16,000	SwissMarine
Selina	Panamax	2010	$12,000	Cargill
Phaidra	Post-Panamax	2013	$12,250	Aquavita International S.A.
DSI Altair	Ultramax	2016	$13,800	Western Bulk Carriers AS
Astarte	Kamsarmax	2013	$15,000	Reachy Shipping (SGP) Pte. Ltd.
Boston	Capesize	2007	$17,000	ST Shipping and Transport Pte.
DSI Pegasus	Ultramax	2015	$14,000	Reachy Shipping
Houston	Capesize	2009	$13,000	EGPN Bulk Carrier
G. P. Zafirakis	Capesize	2014	$17,000	Solebay
Electra	Post-Panamax	2013	$14,500	Cobelfret S.A.
Los Angeles	Newcastlemax	2012	$17,700	NYK Kaisha
DSI Polaris	Ultramax	2018	$13,100	ASL Bulk Maritime
Myrsini	Kamsarmax	2010	$15,000	Salanc Pte. Ltd.
P.S. Palios	Capesize	2013	$31,000	Classic Maritime
Polymnia	Post-Panamax	2012	$15,000	Cobelfret
Atalandi	Panamax	2014	$13,250	Aquavita
DSI Phoenix	Ultramax	2017	$13,250	ASL Bulk Maritime
Leto	Panamax	2010	$14,500	Cargill
Leonidas P. C.	Kamsarmax	2011	$17,000	Cargill
Philadelphia	Newcastlemax	2012	$26,000	C Transport
DSI Aquarius	Ultramax	2016	$14,200	Engelhart CTP Freight (Switzerl
Alcmene	Post-Panamax	2010	$13,000	SwissMarine Pte.
DSI Pollux	Ultramax	2015	$17,000	Delta Corp
Amphitrite	Post-Panamax	2012	$14,250	Cobelfret
New Orleans*	Capesize	2015	$32,000	Engelhart CTP
Maera	Panamax	2013	$12,000	Cargill
DSI Andromeda*	Ultramax	2016	$14,250	Western Bulk Carriers AS
Seattle	Capesize	2011	$26,500	Solebay
Maia	Kamsarmax	2009	$25,000	Hyundai Glovis
Newport News	Newcastlemax	2017	$23,500	Koch
DSI Aquila	Ultramax	2015	$13,300	Western Bulk
Artemis	Panamax	2006	$21,250	ASL
Crystalia	Panamax	2014	$12,500	Reachy Shipping
Ismene	Panamax	2013	$14,000	ST Shipping
DSI Pyxis	Ultramax	2018	$17,100	Cargill Ocean Transportation
Semirio	Capesize	2007	$19,700	C Transport
Average		2013	$17,218	



Q1/23
Q2/23
Q3/23
Q4/23
Q1/24
Q2/24
Q3/24
Q4/24
Q1/25
Average Daily TC Rate of Fixed Revenues
16,814**
for the remaining of 2023
Average contract duration**
1.31 years
20% Unfixed days**
for the remaining of 2023
Secured Revenues
$87.5m**
for the remaining of 2023

Fixed Period | Previous Charter Period | Period of the vessel not in our possession

Breakeven vs Estimated Revenue for the remainder of 2023*


Estimated Cash Uses vs TC Revenues
USD million
$120
$100
$80
$60
$40
$20
$0
$101.1
+ $0.7 million
$101.8
Unfixed Revenues***
$14.3m
Fixed Revenues
$87.5m
C/F Break Even Rate 2023**
TC Revenues 2023*


Daily Estimated Cash Uses vs Daily TC Revenues
USD per day
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$15,602
+ $114 per day
$15,716
Unfixed avg TC rate***
$11,242
Fixed avg TC rate
$16,814
Daily C/F Break Even Rate 2023**
Daily TC Revenues 2023*

FFA rates** used for the unfixed revenues calculation**

	Ultramax	Panamax	Kamsarmax	Post-Panamax	Capesize	Newcastlemax
Q3 2023	$10,500	$8,700	$10,000	$8,700	$14,300	$17,200
Q4 2023	$12,300	$10,700	$12,000	$10,700	$16,000	$19,200
Q1 2024	$10,500	$9,200	$10,500	$9,200	$8,300	$10,000
Q2 2024	$12,900	$11,200	$12,500	$11,200	$13,900	$16,700
Q3 2024	$13,100	$11,300	$12,600	$11,300	$16,800	$20,100
Q4 2024	$13,500	$11,200	$12,600	$11,200	$16,300	$19,600

DIANA SHIPPING INC.

* From July 27, 2023
** As of June 30, 2023 (slide 17)
*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter
**** As of July 26, 2023
Source: Company's filings with the U.S. Securities and Exchange Commission

Dry Bulk Market Overview


Baltic Exchange Dry Index
Baltic Exchange Capesize Index
Baltic Exchange Panamax Index
Baltic Exchange Supramax Index
Baltic Index
8,500
8,000
7,500
7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
Jan-2019
Apr-2019
Jul-2019
Oct-2019
Jan-2020
Apr-2020
Jul-2020
Oct-2020
Jan-2021
Apr-2021
Jul-2021
Oct-2021
Jan-2022
Apr-2022
Jul-2022
Oct-2022
Jan-2023
Apr-2023
Jul-2023

Source: Clarksons SIN

DIANA SHIPPING INC.

Key demand drivers


CAGR (2002-e2023)
4.8%
9.2%
5.3%
9.6%
Dry bulk trades in bn tonne-mile and GDP growth YoY
Iron ore
Minor bulk
Grains & Soybeans
Coal
Annual GDP World
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 e2023

Source: Clarksons SIN

Dry bulk

orderbook is at a historical low

The dry bulk orderbook is at a 20-year low point, total orderbook as % of total fleet is 7.4%



Dry bulk orderbook in million DWT
Panamax
Capesize
Smaller bulk vessels
350
300
250
200
150
100
50
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
YTD



Dry bulk orderbook in % of existing fleet
Total dry bulk
Capesize
Panamax
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
YTD

Source: Clarksons SIN

DIANA SHIPPING INC.

Diana Shipping Inc.'s Summary

- Focused on our goal of generating and securing free cash flows. Remain committed to continue rewarding our shareholders with attractive cash and in-kind dividends, whenever possible.
- Maintain a strong balance sheet through active capital structure management, allowing us to act opportunistically in renewing and modernizing our fleet and taking advantage of enticing sustainable shipping projects.
- Adhere to our strategy of providing relative stability in a cyclical business, with a goal of maximizing long term shareholder value.



Q & A